BioHarvest Sciences to Report Second Quarter 2026 Financial Results on August 11, 2026

Vancouver, British Columbia and Rehovot, Israel – July 28, 2026 -- BioHarvest Sciences Inc. (“BioHarvest” or the “Company”), (NASDAQ: BHST) (FSE: 8MV0), a leader in Botanical Synthesis technology and sustainable plant-based molecule development, today announced that it will report its second quarter 2026 financial results before the market opening on Tuesday, August 11, 2026. The Company will host a conference call and webcast at 8:00 AM Eastern Time to discuss the results and provide an update on business operations.

“As I approach my first 100 days as CEO, I look forward to presenting our second quarter results and providing additional insights into our 2026 strategy and growth plan,” said Chief Executive Officer Zaki Rakib. “I invite our shareholders and members of the investment community to join us on August 11 as we discuss our progress, our strategic priorities, and the opportunities we see ahead.”

Second Quarter 2026 Earnings Call

Date:	Tuesday, August 11, 2026
Time:	8:00 AM Eastern Time
Webcast:	https://events.q4inc.com/attendee/553034064

The earnings call webcast will be broadcast live, and attendees are encouraged to register via the webcast link at least 10 minutes prior to the call to ensure timely participation.

The webcast recording will be available for replay on the Company’s website within the Investor Relations/Events & Presentations section.

About BioHarvest

BioHarvest (NASDAQ: BHST) (FSE: 8MV0) is a leader in Botanical Synthesis, leveraging its patented technology platform to grow plant-based compounds, without the need to grow the underlying plant. BioHarvest is leveraging its botanical synthesis technology to develop the next generation of science-based and clinically proven therapeutic solutions within two major business verticals; as a contract development and manufacturing organization (CDMO) on behalf of customers seeking novel plant-based compounds, and as a creator of proprietary nutraceutical health and wellness products based on its botanical synthesis technology. To learn more, please visit www.bioharvest.com.

Forward-Looking Statements

Information set forth in this news release might include forward-looking statements that are based on management’s current estimates, beliefs, intentions, and expectations, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. All forward-looking statements are inherently uncertain and actual results may be affected by a number of material factors beyond our control. Readers should not place undue reliance on forward-looking statements. BHST does not intend to update forward-looking statement disclosures other than through our regular management discussion and analysis disclosures. Forward-looking statements include those set forth in the Risk

Factors section of the Company’s Securities and Exchange Commission (SEC)’s filings which can be found within the Investor Relations section on the Company’s website, or on the SEC’s website at http://www.sec.gov.

BioHarvest Corporate Contact:

Dave Ryan, VP Investor Relations

(604) 622-1186

info@bioharvest.com

Investor Relations Contact:

Chuck Padala, Managing Director

LifeSci Advisors

chuck@lifesciadvisors.com